Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 26, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1106
              Floating Rate & Dividend Growth Portfolio, Series 3
                       File Nos. 333-191449 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1106, filed on September 30, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Floating Rate & Dividend Growth Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection - Exchange-Traded Fund Selection

     1. The duration example uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

     Response: The underlying securities have an average duration of approximately one year. As discussed with the staff of the Commission, revising the example may be more confusing to investors and, therefore, the example will not be revised.

Investment Summary -- Principal Risks

     2. Please add disclosure regarding the risks of investing in small-capitalization and mid-capitalization companies.

     Response: The Trust will invest in mid-capitalization companies. The prospectus has been revised to add disclosure regarding the risks of investing in mid-capitalization companies.

     3. The fourth bullet point in this section states that the Trust invests in a single U.S.-listed foreign security. Please confirm that there is only one U.S.-listed foreign security or that this disclosure will change.

     Response: We confirm that there will only be one U.S.-listed foreign security.

     4. The thirteenth bullet point in this discusses senior loans and, in particular, that such securities are generally of below investment-grade credit quality. Please include a reference to junk securities.

     Response: The disclosure has been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren